Thomas Equipment, Inc.

Amendment # 5 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated October 20, 2005

Pertinent Current Events

On October 28, 2005, the Company and Laurus Master Fund Ltd. (“Laurus”) entered into an agreement pursuant to which the registration rights agreement dated as of November 9, 2004 between the Company and Laurus was terminated in its entirety. As a result of such agreement, all of the shares of common stock being registered for resale on behalf of Laurus will be removed from the registration statement upon the filing of Amendment No. 5. In connection with the agreement, the Company and Laurus also agreed:

•	To remove all adjustments to the interest rate payable on the convertible notes resulting from changes in the trading price of the Company’s common stock;

•	To remove the requirement that the shares be registered before they can be used for repayment of obligations due under the notes; and

•
To remove the provisions in the notes which adjust the fixed conversion price in the event of a lower priced issuance by the Company and replace such provisions with traditional value-weighted anti-dilution provisions.

In full consideration for all amounts due or which might otherwise have become due to Laurus pursuant to the registration rights agreement, the Company agreed to pay Laurus the sum of $600,000. A copy of the agreement between Laurus and the Company was included as an exhibit to our Form 8-K filed on November 2, 2005.

Additional Material Provided

Marked copies of certain financial statement footnotes (Note 4 - Accounting Policies; Notes 12 and 13 - Convertible Debt and Credit Facilities; Note 16 - Derivative Liabilities; Note 17 - Redeemable Preferred Shares; Note 20 - Common Stock Warrants), together with a schedule summarizing the valuation of derivative liabilities, have been forwarded separately to the Staff. The footnotes are being provided to illustrate additional disclosures being made or modified in response to the Staff’s comments. The actual amounts in the footnotes have not yet been modified to reflect the affect of accounting for certain options and warrants as derivative liabilities.

Response

Note 12. Convertible long term debt page F-35, and Convertible credit facility, page F-36

1.
Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features for the convertible term loans issued to Laurus and the convertible credit facility with Laurus are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note.

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As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 2% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

Response

We have not bifurcated the conversion feature of the Laurus loans because, at the time that these loans were entered into (November 2004 and January and February 2005), and in accordance with EITF 00-19, we viewed them as “conventional convertible debt in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares”. Accordingly, in accordance with paragraph 4 of EITF 00-19, the requirements of paragraphs 12 - 32 of EITF 00-19 do not apply and the embedded derivative was not bifurcated and accounted for separately.

EITF Issue 00-19 does not define the meaning of the term “conventional convertible debt” or what is meant by “a fixed number of shares”. That issue has now been specifically addressed in EITF Issue 05-02, as follows -

“… the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R) that are designed to maintain the value of the conversion option.”

The Laurus loan agreements contain antidilution provisions related to the effect of common stock reclassifications, stock splits, combinations, dividends, and similar re-organization transactions. They also include a provision that, in the event that we issue shares at a price less than the Laurus conversion price, the Laurus conversion price is lowered to the same price. Given that the issuance of shares at a price lower than the Laurus exercise price is solely within our control and that the provision lowering the conversion price is, prima facie, intended “to maintain the value of the conversion option”, we concluded that the Laurus loans are convertible into a “fixed number of shares”. Accordingly, the requirements of EITF 00-19 were not applicable and the conversion option was not bifurcated.

We acknowledge that the definition in Statement 123(R) does not specifically include the issuance of shares at a price less than the (Laurus) conversion price. However, we understand from our telephone discussions with the Staff that they would view as acceptable an adjustment of the conversion price based on a formula that is intended to keep the holder, as far as practical, in the same relative position as they were in prior to the sale of stock at a lower price. Because the lowering of the Laurus conversion price is on a “dollar-for-dollar” basis, it does not meet this requirement and therefore, at this time, the conversion option in the Laurus loans would not be deemed to meet the definition provided in EITF 05-02 and, therefore, the bifurcation exemption provided by EITF 00-19.

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Paragraph 4 of EITF 05-02 acknowledges that because the term “conventional convertible debt” was not defined in detail in EITF 00-19, there was diversity in practice in evaluating whether convertible debt instruments were considered conventional for purposes of determining whether those debt instruments qualified for the exception in paragraph 4 of EITF 00-19. EITF 05-02 was intended to address the lack of clear guidance on this specific topic, which it has (partially) done (though it does not articulate the notion of a “keep whole” formula adjustment being acceptable (although we, and we understand the Staff, believe it should be). We note that the guidance provided by EITF 05-02 is to be applied prospectively to new instruments entered into and instruments modified in periods beginning after June 29, 2005, the date the FASB ratified the EITF consensus. We recognize that the EITF consensus has clarified this issue but we believe that EITF 05-02 acknowledges that there was diversity in making this evaluation and our interpretation of the literature, at the time that it was made, was appropriate.

2.
It is unclear how you apply the monthly conversion repayment and conversion rights in Articles II and III of the Laurus term notes. To help us understand the application and relationship between these provisions, please provide examples illustrating how these operate. Please ensure your response and examples include a clear discussion as to whether you are required to pay the monthly amount in shares if you meet the criteria outlined in Article II, or whether it is your option to pay the monthly amount in cash or shares if you meet the criteria outlined in Article II. Please also explain in greater detail what the "repayment notice” is, whether Laurus is required to provide you with the "repayment notice" and what happens if the "repayment notice" is not provided.

Response

Whether or not repayments are made in cash or shares is initially at the option of Laurus. Once registration of the shares is effective, we can require Laurus to take repayments in shares, subject to certain limits related to stock price and trading volume. These limits in effect allow us to ‘force’ conversion in circumstances where the shares are registered, the stock is trading at a price above the conversion price and there is reasonable trading volume.

Laurus’ right to request payment (including interest) in shares and our right to make payment in (registered) shares (subject to certain limits), prima facie, constitute a series of call and put options. However, these options are simply the embodiment of the conversion option embedded in the debt instrument. As discussed in our response to comment 1, this conversion option (and, by extension, these calls and puts) have not been bifurcated and accounted for separately.

As explained in Article II, Laurus will provide us each month with a “repayment notice” stating whether they require to be paid in cash or shares. As further explained in Article II, if Laurus does not provide notification, payments are to be made in cash (subject to our right to make payment in registered shares). To date, all payments have been made in cash.

3.
In addition, it appears that the warrants and options issued to Laurus would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants and options are subject to the same registration rights agreement noted above for the secured convertible term note. Please advise.

Response

As discussed in our previous response and in the Registration Statement, we viewed the Registration Rights Agreement as a separate instrument and do not believe that, at this time, it is required to (or that practice supports) accounting for penalties under a registration rights agreement as a derivative instrument. We view the potential cash penalties under the agreement as a contingent liability, to be accounted for as such.

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From our discussions with the Staff, we understand that the Staff would not object to that accounting (i.e., the Registration Rights Agreement penalties are not required, under current practice, to be accounted for as a derivative instrument and the penalties under the Agreement are accounted for as a contingent liability under FAS 5). However, we understand that the Staff’s view is that the existence of these potential cash penalties means that they must be included in the evaluation (if not the valuation) of other instruments with which they are associated. Accordingly, the Staff believes that, under EITF 00-19, the existence of these potential cash payments requires that the warrants and options be accounted for as derivative liabilities and not as equity.

The effect of these penalties on the accounting for these other instruments is addressed in EITF 05-04, which at this time is unresolved. In the absence of an EITF consensus on Issue 05-04 or other definitive guidance on this topic, we had considered that our accounting conforms with acceptable current practice. However, we understand that the Staff believes that, at a minimum, the existence of the potential cash penalties precludes equity treatment under EITF 00-19 and therefore accounting for the options and warrants as derivative liabilities is required. Accordingly, the accounting for these options and warrants has been restated to record them as liabilities, with subsequent changes in value recorded as charges or credits to income.

In valuing the options and warrants, they have been valued (and periodically re-valued) using the Black-Scholes model. This model does not explicitly incorporate any measure of the penalties under the registration rights agreement. We continue to account for these penalties as a contingent liability, in accordance with FAS 5.

A separate footnote related to the derivative liabilities has been added to the financial statements.

4.	It appears the note agreement with Laurus may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Tell us how you evaluated the following:

•
The interest rate is subject to adjustment based on the market price of your common stock. In this regard, we note that it does not appear that the economic characteristics of this feature are clearly and closely related to the economic characteristics of the debt host.

•	You have the option to redeem the notes at 105% of the outstanding principal and accrued interest.

Please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision.

Response

Interest rate adjustment

We agree that the provision that reduces the interest rate based on our stock price, once the underlying shares are registered, is an “equity-indexed interest payment” as discussed in paragraph 61 h. of FAS 133, and, as such, represents an embedded derivative that should be separated from the host contract. However, we have not done so for the following reasons -

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1. Conservatism. The embedded derivative represents a derivative asset i.e., under the terms of this interest rate adjustment, the interest payments can only ever go down. As such, we view the potential for these reduced payments as analogous to a “gain contingency”, which we would not expect to record until realized.

2. Pragmatism. There are significant issues involved in attempting to value this derivative asset. We acknowledge that these valuation issues are, perhaps, not insurmountable and, if this was a derivative liability, would probably have to be overcome. However, in the context of a derivative asset (and one which we view as analogous to a “gain contingency”) the practical problems presented in attempting to value this “asset” are substantial. First and foremost, the underlying shares must be registered for this provision to be effective and the asset to have any value. Assuming an estimate is made of when registration will be effective, then a further series of variables has to be evaluated, including (a) the future stock price at each (monthly) interest rate reset date (b) the interest rate at that time (based on the then prime rate) (c) the future loan balance at each reset date (which will reflect (i) the extent to which principal repayments have already been made and, (ii) more problematically, the extent to which we have been able to, or have needed to, borrow under the revolving credit facility (d) the extent to which Laurus may have elected to convert the debt and (e) our intentions and plans with respect to prepaying the debt.

3. Materiality. As we have disclosed in the Registration Statement, we may refinance the Laurus indebtedness and we currently have letters of understanding from two lenders for a credit facility and a term loan of up to an aggregate of approximately $44 million. If we are able to consummate this new financing and do replace the Laurus debt, the derivative asset would be immediately worthless.

We recognize that these letters of understanding may constitute loan commitments and, as such, may themselves represent derivative instruments. However, we do not believe this is an issue in the context of this Registration Statement.

As discussed in the introduction to this response letter, the Laurus agreements were amended as of October 28, 2005, including removing this provision related to the interest rate. Accordingly, as of that date, this derivative asset has no value as it no longer exists.

Redemption option

The call option embodied in our ability to prepay the loans with a 5% premium (and Laurus’ ability to put the loan with a 15% premium in the event of default) are covered by FAS 133, paragraph 61d and DIG Issues B-16 and B-39. Under that guidance, the call and put options are considered to be clearly and closely related to the host (debt) instrument and, as such, would not be separated from the host contract.

Other embedded derivatives

1. The interest rate on the debt floats with the prime rate. In accordance with FAS 133, paragraphs 13 and 61 a, that embedded interest rate index derivative is considered to be clearly and closely related to the host (debt) contract and, as such, would not be separated from the host contract.

2. The interest rate on the debt increases on an event of default. In accordance with FAS 133, paragraph 61 c, such a change is considered to be clearly and closely related to the host (debt) contract and, as such, would not be separated from the host contract.

3. Puts and calls related to periodic repayments. Please refer to the response to comment 2 above.

4. Guarantee provided by the Province of New Brunswick. In accordance with FAS 133, paragraph 10 d, as modified by FAS 149 paragraph 7 c, this guarantee is not subject to FAS 133.

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5.
Please revise your disclosure to include all of the significant terms of the convertible debt agreements. For example, discuss any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

Response

There are no limits on the amount of common stock that may be used to repay the debt. We have added disclosure to the footnote to indicate that the conversion price may be changed in certain circumstances (i.e., the antidilution provisions).

6.
Please tell us and disclose how you are amortizing the discount related to the debt. Given that you are required to make monthly interest payments in cash or common stock, it appears that you should use the effective-interest method to amortize any discount.

Response

As discussed in Note 12, the debt discount is being amortized over the life of the debt. The wording in the footnote has been modified to clarify that the effective-interest method is used.

Note 16. Redeemable preferred shares, page F-39

7.
Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature for the convertible redeemable preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible preferred stock in paragraph 4 of EITF Issue 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a. preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement It appears that these provisions would result in liability classification under ETTF 00-19. If true, you would be required to bifurcate the conversion feature from the host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

Response

Whereas the conversion price of the Laurus loans is reduced dollar-for-dollar in the event of a sale of equity at a lower price, the corresponding provision related to the preferred stock is based on a formula.

The provision related to the preferred stock is in paragraph 7 d of the “Certificate Of Designation Of Preferences, Rights And Limitations Of Series A Preferred Stock” and reads, in part, as follows:

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“…, the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents which the aggregate consideration received or receivable by the Corporation in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents so issued or issuable in connection with the Dilutive Issuance.”

The following example illustrates the application of the above formula:

Assumptions
Holder has 2,000,000 warrants at a strike price of $3.
Company has 20,000,000 shares outstanding and a ‘market value’ of $40,000,000.
Company issues 1,000,000 shares for $2.

Based on the above formula, the conversion price of the warrants is reset from $3 to $2.95, calculated as follows:

Numerator - Shares outstanding before dilutive issuance (20,000,000) + Number of shares that consideration received would purchase at the warrant price ($2,000,000 / $3 = 666,667) = 20,666,667 shares

Denominator - Shares outstanding before dilutive issuance (20,000,000) + Number of shares issued (1,000,000) = 21,000,000 shares

New conversion price is 20,666,667  /  21,000,000) x $3 = $2.95

Affect on Holder of Warrants -

The following table calculates the dilution suffered by the warrant holder, with and without the affect of the issuance of shares at a price below the warrant conversion price, and also the affect if the conversion price were re-set on a ‘dollar-for-dollar’ basis. In this example, if the conversion price is re-set based on the formula, the warrant holder suffers approximately the same amount of dilution, compared with the affect of a ‘dollar-for-dollar’ re-set, where there would be no dilution suffered.

	Shares	Value	Dilution

Without issuance of other shares
Shares outstanding	20,000,000	$40,000,000
Warrants exercised	2,000,000	6,000,000
	22,000,000	$46,000,000

Share of fair value (2,000,000 / 22,000,000 x $46,000,000)			$4,181,818
Price paid (2,000,000 x $3)			6,000,000
Dilution			$1,818,182

With issuance of other shares
Shares outstanding	20,000,000	$40,000,000
Shares issued	1,000,000	2,000,000
Warrants exercised	2,000,000	5,900,000
	23,000,000	$47,900,000

Share of fair value (2,000,000 / 23,000,000 x $47,900,000			$4,165,217
Price paid (2,000,000 x $2.95)			5,900,000
Dilution			$1,734,783

With ‘dollar-for-dollar reset
Shares outstanding	20,000,000	$40,000,000
Shares issued	1,000,000	2,000,000
Warrants exercised	2,000,000	4,000,000
	23,000,000	$46,000,000

Share of fair value (2,000,000 / 23,000,000 x $46,000,000)			$4,000,000
Price paid (2,000,000 x $2)			4,000,000
Dilution			$0

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We believe that the above formula results (as far as is practical) in the holder being in the same relative position before and after the sale of equity at a price below the conversion price. Accordingly, as reflected in the response to comment 1, we believe that the definition of “conventional convertible preferred stock that can be converted into a fixed number of shares” is met and that, therefore, evaluation under EITF 00-19 is not required.

8.
In addition, it appears that the warrants issued to preferred shareholders would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above for the redeemable convertible preferred shares. Please advise.

Response

Please refer to our response to comment 3 above.

9.
Please revise your disclosure to include all of the significant terms of the redeemable convertible preferred stock. For example, discuss any terms that may result in changes to the conversion price and clarify that the redeemable shares are also convertible.

Response

We have added disclosure to the footnote to indicate that the conversion price may be changed in certain circumstances (i.e., the antidilution provisions). The footnote already states that the shares are convertible and the conversion terms. However, for the sake of clarity, the balance sheet caption and the title of the preferred stock in the footnote have been revised to include the word “convertible”.

10.
We note that you have classified the redeemable convertible preferred shares as a current liability due to the potential redemption of the shares. Please tell us why you believe this classification is appropriate. Tell us and disclose in more detail whether or not the stock is currently redeemable or when it becomes redeemable due to the failure to effect registration of the common stock. Discuss why you do not believe that classification in the mezzanine between debt and equity is appropriate. Please refer to EITF Topic D-98.

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Response

We can be required to redeem the preferred stock if the required registration statement is not effective 12 months after issuance, i.e., by April 19, 2006. Accordingly, the preferred stock was initially classified outside of equity because it has redemption terms that are not within our control. Because the redemption may be required within 12 months of the balance sheet date, we classified the preferred stock as a current liability. However, based on our discussions with the Staff regarding the redemption being conditional at this point, the preferred stock has been classified as “mezzanine” equity.

Note 19. Stock options and warrants, page F-42

11.
Please clarify for each significant issuance, the actual volatility rate, discount rate, and expected life used in your determination of fair value. We note the current disclosure on page F-42 only shows a range for each. Please note that footnote 7 in SAB 107 states that if factors such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. In light of this, if you used an expected term shorter than the contractual term, then please explain the reasons why. Please also tell us the stock price used as an input to the Black-Scholes model for each significant issuance and whether that price represented the actual quoted price on the appropriate measurement date.

Response

As noted above in response to comment 3, a separate footnote has been added for derivative liabilities and the corresponding options and warrants have been removed from the existing footnote on options and warrants. Both of these footnotes have been amended to clarify the significant variables used, including the expected term. Drafts of these footnotes are included as Exhibits A and B.

For warrants and options issued in connection with financing (Laurus, Series A Preferred Stock, Roynat), we used the market price on the date the loan agreements were executed. For warrants issued in connection with the acquisition of Pneutech, we used the same market price that was used to value the shares issued for that acquisition, i.e., the market price at the time the terms of the acquisition were agreed and announced. For warrants issued for services, in accordance with EITF 96-18, we used the market price at the earlier of (a) the date at which a commitment for performance by the counterparty was reached or (b) the date at which the counterparty’s performance was complete.

12.	Please disclose the term of the options issued to Laurus.

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Response

The options have no stated expiration date. The footnote has been modified to so state.

For purposes of the Black-Scholes calculations, a life of seven years has been assumed (i.e., the same life as all the warrants issued to Laurus).

13.	Please consider whether other warrants you have issued would also be required to be accounted for as derivative liabilities under EITF 00-19.

Response

Because of the potential penalties under the associated Registration Rights Agreement, the warrants issued to Roynat Merchant Capital are required to be accounted for as derivative liabilities, rather than equity, in the same manner as the Laurus warrants and those associated with the preferred stock.

We do not believe that any other warrants we have issued are required to be accounted for as derivative liabilities.
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Exhibit A

Draft footnote related to derivative liabilities

16. Derivative liabilities

We use the Black-Scholes option pricing model to value options and warrants that are recorded as derivative liabilities. In valuing the options and warrants, we assumed an expected dividend yield of 0%, in addition to the following factors, which were used at each relevant valuation date:

Valuation Date	Market Price of Common Stock	Volatility	Risk-Free Rate Of Return

11-09-2004	$1.01	346%	3%
12-31-2004	$3.90	286%	3%
01-26-2005	$7.50	260%	3%
02-28-2005	$6.00	238%	3%
03-31-2005	$5.90	217%	3%
04-19-2005	$4.50	208%	3%
06-30-2005	$4.28	185%	3%

At June 30, 2005, the following derivative liabilities related to common stock options and warrants were outstanding:

Issue Date	Expiry Date		Number of Options or Warrants	Exercise Price Per Share	Value - Issue Date	Value - June 30, 2005

11-09-2004	N/A	Option for common shares issued to Laurus in connection with financing	4,020,000	$0.01	$4,060,000	$17,206,000

11-09-2004	11-09-2011	Warrants for common shares issued to Laurus in connection with financing	2,200,000	2.25	2,222,000	9,284,000

01-26-2005	01-26-2012	Warrants for common shares issued to Laurus in connection with financing	400,000	2.25	3,000,000	1,692,000

02-28-2005	02-28-2012	Warrants for common shares issued to Laurus in connection with financing	150,000	2.25	898,000	634,000

02-28-2005	08-28-2006	Warrants for common shares issued to Roynat in connection with financing	1,000,000	3.00	5,410,000	3,170,000

04-19-2005	04-19-2010	Warrants for common shares issued in connection with series A preferred stock	2,083,333	3.75	9,208,000	8,583,000

Total outstanding			9,853,333			$40,569,000

All options and warrants can be exercised by the holder at any time. The 4,020,000 options issued to Laurus have no stated expiration date; for the purposes of valuing these options using the Black-Scholes option pricing model, they are assumed to have an expiry date of November 9, 2011 (i.e. an initial life of seven years, the same as all warrants issued to Laurus). All options and warrants are valued based on the remaining period to the expiration date and the market price and volatility of our common stock and an estimate of the risk-free rate of return as of the date they were issued or revalued. The volatility of our common stock has been calculated based on the market price of our common stock each business day since our inception on October 1, 2004.

Exhibit B

Draft footnote related to warrants other than derivative liabilities

20. Common stock warrants issued to non-employees (Successor only)

We use the Black-Scholes option pricing model to value options and warrants issued to non-employees, based on the market price of our common stock at the time the options or warrants are issued. As discussed in Note 16, certain options and warrants are recorded as derivative liabilities. In addition, the following warrants to purchase common stock were issued during the nine months ended June 30, 2005 and were outstanding at that date: The assumptions for expected dividend yield, risk-free rate of return, and volatility used in valuing these warrants were the same as those summarized in Note 16.

On January 31, 2005, in connection with investor relations services, we issued warrants to Redwood Consultants to purchase 250,000 common shares at an exercise price of $4 per share. The warrants are exercisable at any time and expire on January 31, 2008. Because the value of the services to be provided could not be reliably measured, we used the fair value of the warrants of $1,295, which amount was credited to additional paid-in capital and is being recognized as an expense over the estimated life of the services of one year. In valuing the warrants, we used an expected term equal to the period over which the services will be provided.

On February 28, 2005, in connection with the acquisition of Pneutech and as part of the purchase price consideration, we issued warrants to the former Pneutech shareholders to purchase 211,062 common shares at an exercise price of $3 per share. The warrants are exercisable at any time and expire on February 28, 2010. The warrants were valued at $260, which was recorded as part of the consideration paid for the acquisition of Pneutech. The warrants were valued based on the market price of our common stock on December 22, 2004, the date the terms of the acquisition were agreed to and announced.

On April 19, 2005, in connection with the sale of the series A preferred stock, we issued warrants to the placement agent to purchase 500,000 common shares at an exercise price of $3 per share. The warrants are exercisable at any time and expire on April 19, 2010. The fair value of the warrants was estimated to be $2,215, which amount was deducted from the proceeds received for the series A preferred stock.

F-41